February 12, 2020

Charles Boynton
Chief Financial Officer
Plantronics, Inc.
345 Encinal Street
Santa Cruz, CA 95060

       Re: Plantronics, Inc.
           Form 10-K for the Fiscal Year Ended March 30, 2019
           Filed May 17, 2019
           Form 8-K Filed February 4, 2020
           File No. 001-12696

Dear Mr. Boynton:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 30, 2019

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Company, page 62

1. You disclose that you operate as one operating segment, that your chief executive officer is your CODM and that he reviews financial information on a consolidated basis to evaluate performance. However, we note that the July 2018 acquisition of Polycom materially altered your financial position and operations, such that your
      product and service offerings have expanded from (i) Enterprise Headsets and (ii)
      Consumer Headsets to include (iii) Voice, Video and Content Sharing Solutions as well as
      (iv) Support Solutions. Given the integration of Polycom into the entity post acquisition and the realignments discussed in the filing, please address the following:
 Charles Boynton
FirstName LastNameCharles Boynton
Plantronics, Inc.
Comapany NamePlantronics, Inc.
February 12, 2020
Page 2
February 12, 2020 Page 2
FirstName LastName
              Describe to us how the businesses and operations of Polycom have been integrated into Plantronics.
              Explain to us the factors you considered in concluding that you continue to operate as one operating segment pursuant to ASC 280-10-50.
              Tell us whether your four product categories represent business units and describe the level of financial information available for each beyond net revenues.
              Describe to us the content of the information package that is provided to your CODM and how often he reviews the information.
              Provide us with an organizational chart of your senior management team that shows your CEO and each of his direct reports along with a brief description of their primary areas of responsibilities.
2. Your disclosure appears to indicate that the Voice, Video and Content Sharing Solutions and the Support Solutions lines represent the legacy businesses of Polycom. Describe to us the reporting units used, or you plan to use, to assess impairment of goodwill in your
         Fiscal Year 2020 impairment tests. Tell us how you considered your four product lines in reaching that conclusion. Please refer to ASC 350-20-35-33 through 38.
Note 2. Significant Accounting Policies
Fiscal Year, page 62

3. Please revise your future filings to present your financial statements, including all your primary financial statements as well as the notes thereto, and all other financial information in the filings as of and for the periods ended on the actual dates on which your fiscal years and quarterly periods end.
Note 19. Revenue and Major Customers, page 96

4. Revise your disclosures relating to deferred revenues on page 97 in future filings to briefly describe the transactions or circumstances that resulted in deferred revenues and explain how the relationship between the timing of payment from your customer and the satisfaction of your performance obligation impacts your deferred revenue balances.
         Please refer to ASC 606-10-50-9.
Form 8-K Filed February 4, 2020

Exhibit 99.1
Unaudited Reconciliations of GAAP Measures to Non-GAAP Measures, page 10

5. We note that you present a non-GAAP net revenues measure. Please address the following:

              Explain to us what the deferred revenue purchase accounting adjustment represents, including a brief description of the transactions that gave rise to the deferred revenues, how the deferred revenues were treated under purchase accounting, and what you wish to convey to investors by adding the amount to GAAP revenues.
 Charles Boynton
Plantronics, Inc.
February 12, 2020
Page 3

              Tell us how you considered the guidance in Question 100.04 of the revised Compliance & Disclosure Interpretations on Non-GAAP
Financial Measures
              which indicates that non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP should not be presented in documents filed or furnished with the Commission or provided elsewhere.
6. Tell us what the adjustment entitled "Purchase accounting amortization" represents.
         Identify the balance sheet items being amortized and the related amortization periods.
7. Revise your presentations in future filings to reconcile Adjusted EBITDA to net income
         (loss), and not to operating (loss) as noted on page 13. Please refer to Question 103.02 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Dale Welcome at 202-551-3865 or Martin James, Senior Advisor, at
202-551-3671 with any questions.



FirstName LastNameCharles Boynton                              Sincerely,
Comapany NamePlantronics, Inc.
                                                               Division of
Corporation Finance
February 12, 2020 Page 3                                       Office of
Manufacturing
FirstName LastName